Filed pursuant to Rule 253(g)(2)

File No. 024-12204

OFFERING CIRCULAR SUPPLEMENT NO. 4  DATED MAY 16, 2023

(To the offering circular dated March 31, 2023, and qualified on APRIL 11, 2023)

SPARx HOLDINGS gROUP, INC.

(Exact name of registrant as specified in its charter)

Date: May 16, 2023

Nevada	3585	92-3402117
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

780 Reservoir Avenue, #123

Cranston, RI 02910

Telephone: 774-250-2456

www.sparx-fire.com

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This offering circular supplements our preliminary offering circular contained in our offering statement filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2023 and subsequently qualified by the SEC on April 11, 2023, (the “Offering Statement”). This supplement should be read in conjunction with our Offering Statement and other offering circular supplements filed with the SEC on May 1, 2023 and May 5, 2023 including our final offering circular filed on May 11, 2023.

 The purpose of this Supplement is to change the following information in our final offering circular as follows:

Page 1. Change From:

We and the Selling Stockholders are offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share of $0.02, with no minimum amount of shares to be sold up to a maximum of 100,000,000 shares. We will receive a maximum of 70% of the gross proceeds (“Primary Offering”) and selling stockholders will receive a maximum of 30% of the gross proceeds (“Secondary Offering”) on a pro rata basis. Both the Primary Offering and Secondary Offering will be conducted as a single “Tier 2 Offering” under Regulation A (the “Offering”). The minimum per-investor investment in this Offering is $500.00 (25,000 shares of Common Stock). The Primary Offering and Secondary Offering will occur simultaneously. The Secondary Offering will be conducted by the selling stockholders in coordination with us, and we will not receive any of the proceeds from the Secondary Offering, unless a selling stockholder elects to instead allocate proceeds set aside for their own account to that of the Company. The Primary Offering will be conducted on a “best-efforts” basis, which means our directors will use their commercially reasonable best efforts in an attempt to offer and sell the shares.

Change To:

We and the Selling Stockholders are offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share of $0.02, with no minimum amount of shares to be sold up to a maximum of 100,000,000 shares. We will receive a maximum of 70% of the gross proceeds (“Primary Offering”) and selling stockholders will receive a maximum of 30% of the gross proceeds (“Secondary Offering”) on a pro rata basis. Both the Primary Offering and Secondary Offering will be conducted as a single “Tier 2 Offering” under Regulation A (the “Offering”). The minimum per-investor investment in this Offering is $500.00 (25,000 shares of Common Stock). The Primary Offering and Secondary Offering will occur simultaneously. The Secondary Offering will be conducted by the selling stockholders in coordination with us, and we will not receive any of the proceeds from the Secondary Offering, unless a selling stockholder elects to instead allocate proceeds set aside for their own account to that of the Company. The Selling stockholders may make offers and sales of their shares up to 30% of gross proceeds from this offering , or up to $600,000 if maximum gross proceeds in the amount of $1,400,000 from the Primary Offering are achieved. The Primary Offering will be conducted on a “best-efforts” basis, which means our directors will use their commercially reasonable best efforts in an attempt to offer and sell the shares.

Page 25. Change From:

PLAN OF DISTRIBUTION

We and the Selling Stockholders are together offering a maximum of 100,000,000 shares of Common Stock in this Offering at a fixed purchase price of $0.02 per share. Our portion of the Maximum Offering consists of 70,000,000 shares. The Selling Stockholders are offering up to a maximum of 30,000,000 shares of our Common Stock that they own.

Change To:

PLAN OF DISTRIBUTION

We and the Selling Stockholders are together offering a maximum of 100,000,000 shares of Common Stock in this Offering at a fixed purchase price of $0.02 per share. Our portion of the Maximum Offering consists of 70,000,000 shares. The Selling Stockholders are offering up to a maximum of 30,000,000 shares of our Common Stock that they own. The Selling stockholders may make offers and sales of their shares up to 30% of gross proceeds from this offering, or up to $600,000 if maximum gross proceeds in the amount of $1,400,000 from the Primary Offering are achieved on behalf of the Company.